October 3, 2019

Richard Wei
Chief Financial Officer
ECMOHO Ltd
3F, 1000 Tianyaoqiao Road
Xuhui District
Shanghai, 200030
The Peoples Republic of China

       Re: ECMOHO Ltd
           Registration Statement on Form F-1
           Filed September 26, 2019
           FIle No. 333-233951

Dear Mr. Wei:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Exhibit 5.1

1. We note that in the legal opinion counsel opines that "there will be no further obligation on the holder of any of the Class A Ordinary Shares to make any further payment to the
       Company in respect of such Class A Ordinary Shares." Please have counsel revise the legal opinion to also specify whether purchasers of the securities will have any obligation to make payments or contributions to the registrant's creditors in respect of the ordinary shares. For guidance, please refer to Section II.B.1.b and c of Staff Legal Bulletin No. 19
       (Oct. 14, 2011).
 Richard Wei
ECMOHO Ltd
October 3, 2019
Page 2
         Also, please have counsel revise its opinion to clarify the dual nature of the offering and distinguish between the Class A ordinary shares being offered by the company and the Class A ordinary shares being offered by the selling shareholders. General

2. We note your revised disclosures regarding a resale offering component. Please confirm that such component relates only to the underwriter's over-allotment option, as your disclosure suggests and revise the prospectus summary to disclose the number and percentage of shares to be owned by the selling shareholders after the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, Staff Attorney, at (202)
551-3792 or Mara Ransom, Office Chief, at (202) 551-3720 with any other questions.



FirstName LastNameRichard Wei                                 Sincerely,
Comapany NameECMOHO Ltd
                                                              Division of
Corporation Finance
October 3, 2019 Page 2                                        Office of Trade &
Services
FirstName LastName